Exhibit 12.01

ORACLE CORPORATION

Consolidated Ratio of Earnings to Fixed Charges

	Nine Months Ended		Year Ended May 31,
(Dollars in millions)	February 29, 2016	February 28, 2015	2015	2014	2013	2012	2011
Earnings(1)
Income before provision for income taxes	$7,710	$9,137	$12,834	$13,704	$13,898	$12,962	$11,411
Add: Noncontrolling interests	95	100	113	98	112	119	97
Add: Fixed charges	1,144	850	1,190	968	850	827	875

Total earnings	$8,949	$10,087	$14,137	$14,770	$14,860	$13,908	$12,383

Fixed Charges(2)
Interest expense	$1,105	$817	$1,143	$914	$797	$766	$808
Estimate of interest in rent expense	39	33	47	54	53	61	67

Total fixed charges	$1,144	$850	$1,190	$968	$850	$827	$875

Ratio of earnings to fixed charges	8x	12x	12x	15x	17x	17x	14x

(1)	The term “earnings” means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) the noncontrolling interests in the net income of our majority owned subsidiaries, plus (c) our fixed charges.
(2)	The term “fixed charges” means the amounts resulting from the following: (a) our interest expensed, plus (b) our estimate of the interest component of rent expense.

We do not report any shares of preferred stock outstanding in our consolidated financial statements because our outstanding preferred stock is owned by one or more of our wholly-owned subsidiaries. Our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.